Rua Jorge Figueiredo Corrêa 1632 Jardim Professora Tarcília Campinas São Paulo - 13087-397 Federative Republic of Brazil

May 28, 2019

VIA EDGAR

Charlie Guidry
Staff Attorney
Division of Corporation Finance

Office of Consumer Products
U.S. Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Ref.:	CPFL Energia S.A. (the “Registrant”) Registration Statement on Form F-3 File No. 333-231000

Dear Mr. Guidry:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned hereby respectfully requests that the effective date of the Registrant’s Registration Statement on Form F-3 (File No. 333-231000) be accelerated by the Securities and Exchange Commission so that it is declared effective at 10:00 a.m., Eastern Time, on May 29, 2019, or as soon as practicable thereafter. The Registrant hereby authorizes David Flechner of Shearman & Sterling LLP, counsel to the Registrant, to modify or withdraw this request for acceleration orally.

The Registrant requests that we be notified of such effectiveness by a telephone call to Mr. Flechner at +55 (11) 3702-2230 or +1 (917) 885-6821 and that such effectiveness also be confirmed in writing.

Very truly yours, CPFL ENERGIA S.A. By: /s/ Yuehui Pan
Name: Yuehui Pan Title: Chief Financial Officer and Head of Investor Relations